SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of March, 2012.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark if the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

Table of Documents Filed

Exhibit 101     Instance Document

Exhibit 101     Schema Document

Exhibit 101     Calculation Linkbase Document

Exhibit 101     Definition Linkbase Document

Exhibit 101     Labels Linkbase Document

Exhibit 101     Presentation Linkbase Document

EXPLANATORY NOTE: ORIX Corporation amends its report on Form 6-K furnished to the SEC on February 13, 2012 to provide the unaudited interim consolidated financial statements contained therein in XBRL format. Other than the filing of the Exhibits, no part of the Form 6-K filed on February 13, 2012 is being amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: March 5, 2012	By:	/s/ Haruyuki Urata
	Name:	Haruyuki Urata
	Title:	Director, Representative Executive Officer, Deputy President & CFO